Certificate of Notification

                                    Filed by

                              THE SOUTHERN COMPANY


Pursuant to order of the Securities and Exchange Commission dated October 8, 1999 in the matter of File No. 70-8961.

                        - - - - - - - - - - - - - - - - -

The Southern Company (SOUTHERN) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 in the above matter as of September 30, 2002, SOUTHERN had guaranteed on behalf of Southern Company Services, Inc. the following:


           Description               Interest Rate     Amount
------------------------------------ --------------- -----------
Unsecured Notes maturing 12/15/09    7.625%          $40,000,000
------------------------------------ --------------- -----------
Washington D.C. office lease         N/A             $10,000,000
------------------------------------ --------------- -----------
Surety Bonds                         N/A             $ 1,350,000
------------------------------------ --------------- -----------
Total                                                $51,350,000


                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:       November 8, 2002           THE SOUTHERN COMPANY



                                        By:   /s/Tommy Chisholm
                                                Tommy Chisholm
                                                  Secretary